PARRAS CONE DE MEXICO, S.A. DE C.V.
                              Financial Statements
                           December 31, 2001 and 2000
                   (With Independent Auditors' Report Thereon)

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                              Financial Statements
                           December 31, 2001 and 2000



                                TABLE OF CONTENTS

                                                                       PAGE

Independent Auditors' Report                                            1

Balance Sheets                                                          2

Statements of Income                                                    3

Statements of Stockholders' Equity                                      4

Statements of Cash Flows                                                5

Notes to Financial Statements                                          6-16

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Parras Cone de Mexico, S.A. de C.V.:


We have audited the accompanying balance sheet of Parras Cone de Mexico, S.A. de C.V. as of December 31, 2001, and the related statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Parras Cone de Mexico, S.A. de C.V. as of December 31, 2000 and 1999, were audited by other auditors whose report thereon dated March 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Parras Cone de Mexico, S.A. de C.V. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                        KPMG Cardenas Dosal, S.C.



                                        /s/Jose Luis Hernandez Garcia
                                           Jose Luis Hernandez Garcia



February 15, 2002


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                                        2

                      PARRAS CONE DE MEXICO, S. A. DE C. V.
                                 Balance Sheets
                           December 31, 2001 and 2000
                          (In thousands of US Dollars)

                         ASSETS                            2001          2000
                         ------                            ----          ----
Current assets:
  Cash and cash equivalents                             $   3,371         1,421
                                                        ---------      --------
  Accounts receivable:
    Other receivables                                         625           555
    Recoverable taxes                                       4,187         2,776
    Related parties (note 3)                                8,960        10,378
                                                        ---------      --------

            Total accounts receivable                      13,772        13,709
                                                        ---------      --------
  Inventories (note 4)                                     10,484         8,917
  Prepaid expenses                                             49           213
                                                        ---------      --------

            Total current assets                           27,676        24,260
                                                        ---------      --------

Notes receivable                                              130           132
Property, plant and equipment, net (note 5)                79,592        82,539
Deferred income taxes (note 7)                              2,642           -
                                                        ---------      --------

                                                        $ 110,040       106,931
                                                        =========      ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
                       ------------------------------------

Current liabilities:
  Notes payable to bank                                 $     -           4,000
  Current installments of long-term debt (note 6)           5,510         5,968
  Interest payable                                            344           530
  Trade accounts and accrued expenses payable               3,009         5,257
  Compania Industrial de Parras, S.A. de C.V.                 288           -
  Deferred income taxes (note 7)                            3,175         2,716
  Deferred employee statutory profit sharing (note 7)         907           775
                                                        ---------      --------

            Total current liabilities                      13,233        19,246
                                                        ---------      --------

Long-term debt, excluding current installments (note 6)    22,420        14,082
Seniority premiums (note 9)                                    66            49
Deferred income taxes (note 7)                                -             148
Deferred employee statutory profit sharing (note 7)           935           879
                                                        ---------      --------

            Total liabilities                              36,654        34,404
                                                        ---------      --------

Stockholders' equity (note 8):
  Capital stock                                            58,597        58,597
  Retained earnings                                        14,789        13,930
                                                        ---------      --------

            Total stockholders' equity                     73,386        72,527

Commitment and contingencies (note 10)
                                                        ---------      --------
                                                        $ 110,040       106,931
                                                        =========      ========
See accompanying notes to financial statements.

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                                        3

                      PARRAS CONE DE MEXICO, S. A. DE C. V.
                              Statements of Income
                        December 31, 2001, 2000 and 1999
                          (In thousands of US Dollars)

                                                           2001         2000          1999
                                                           ----         ----          ----

Net sales                                               $  58,469        71,097        74,963
Cost of goods sold                                         50,462        54,778        62,048
                                                        ----------    ----------    ----------

            Gross profit                                    8,007        16,319        12,915

Operating expenses                                          5,732         6,521         5,177
                                                        ----------    ----------    ----------

            Operating income                                2,275         9,798         7,738
                                                        ----------    ----------    ----------

Other income (expense):
  Interest income                                              72            83           -
  Interest expense                                         (2,281)       (2,647)       (4,137)
  Foreign currency exchange gain (loss), net                  163          (159)         (183)
  Other, net                                                 (309)          116           228
                                                        ----------    ----------    ----------

            Other expense, net                             (2,355)       (2,607)       (4,092)
                                                        ----------    ----------    ----------

            (Loss) income before income taxes                 (80)        7,191         3,646

Income taxes (note 7)                                         939        (1,404)         (677)
                                                        ----------    ----------    ----------

            Earnings before cumulative effect
              of change in accounting principle               859         5,787         2,969

Cumulative effect on prior year (December 31, 1998)
  of change in accounting principle for pre-operating
  expenses                                                    -             -          (2,535)
                                                        ----------    ----------    ----------

            Net income                                  $     859         5,787           434
                                                        ==========    ==========    ==========


See accompanying notes to financial statements.


                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                       Statements of Stockholder's Equity
                        December 31, 2001, 2000 and 1999
                            (Thousands of US Dollars)

                                                                                     Total
                                                         Capital       Retained   Stockholders'
                                                          Stock        Earnings     equity
                                                        ---------      --------   -------------

Balances at December 31, 1998                           $  58,597         7,709          66,306

Net income                                                    -             434             434
                                                        ---------      --------   -------------

Balances at December 31, 1999                              58,597         8,143          66,740

Net income                                                    -           5,787           5,787
                                                        ---------      --------   -------------

Balances at December 31, 2000                              58,597        13,930          72,527

Net income                                                    -             859             859
                                                        ---------      --------   -------------

Balances at December 31, 2001                           $  58,597        14,789          73,386
                                                        =========      ========   =============


See accompanying notes to financial statements.

                      PARRAS CONE DE MEXICO, S. A. DE C. V.
                            Statements of Cash Flows
                        December 31, 2001, 2000 and 1999
                            (Thousands of US Dollars)

                                                          2001          2000          1999
                                                          ----          ----          ----
Cash from operating activities:
  Net income                                            $     859         5,787           434
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                          7,130         7,027         7,288
      Cumulative effect of change in accounting
        principle for pre-operating expenses                  -             -           3,053
      Deferred income taxes                                  (939)        1,404           677
      Deferred profit sharing                                 188           (10)         (607)
      Increase in accounts receivable                         (63)         (350)       (9,095)
      (Increase) decrease in inventories                   (1,567)        1,952         7,533
      Decrease (increase) in prepaid expenses                 164            (2)         (187)
      (Decrease) increase in accounts and accrued
         expenses payable                                  (2,248)        2,521         1,770
      Decrease in interest payable                           (186)         (666)         (555)
      Other                                                (1,144)       (1,154)         (897)
                                                        ----------    ----------    ----------

            Net cash provided by operating activities       2,194        16,509         9,414
                                                        ----------    ----------    ----------

Cash from investing activities:
  Acquisitions of property, plant and equipment, net       (4,183)       (2,504)       (1,272)
                                                        ----------    ----------    ----------
            Net cash used in investing activities          (4,183)       (2,504)       (1,272)
                                                        ----------    ----------    ----------
Cash from financing activities:
  Proceeds from (payments on) long-term debt                7,880       (11,155)      (12,301)
  (Payments on) proceeds from notes payables to bank       (4,000)       (3,000)        5,000
                                                        ----------    ----------    ----------
            Net cash provided by (used in) financing
              activities                                    3,880       (14,155)       (7,301)
                                                        ----------    ----------    ----------
Effect of exchange rate changes on cash and cash
  equivalents                                                  59           (12)           31
                                                        ----------    ----------    ---------
            Net increase (decrease) in cash and cash
              equivalents                                   1,950          (162)          872

Cash and cash equivalents at the beginning of year          1,421         1,583           711
                                                        ----------    ----------    ----------
Cash and cash equivalents at the end of year            $   3,371         1,421         1,583
                                                        ==========    ==========    ==========

Supplemental disclosures:

  Interest paid                                         $   2,467         3,285         4,655
                                                        ==========    ==========    ==========

See accompanying notes to financial statements.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                           December 31, 2001 and 2000
                      (All US Dollars amounts in thousands)


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES -

       (A)    DESCRIPTION OF BUSINESS -

              Parras Cone de Mexico, S.A. de C.V. is a Mexican company established as a 50/50 joint venture between Compania Industrial de Parras, S.A. de C.V. (CIPSA) and Cone Mills (Mexico), S.A. de C.V., which is a wholly-owned subsidiary of Cone Mills Corporation. The Company is engaged in the production of denim for sale in Mexico and the United States of America.

              The joint venture has entered into agreements which require that substantially all manufactured products be sold to the joint venture partners or other related parties.

       (B)    CASH EQUIVALENTS -

              Cash equivalents consists of overnight repurchase agreements and certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

       (C)    INVENTORIES -

              Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. To ensure the supply of the main raw material and its cost, the Company has purchase agreements with the intermediation of Cone Mills Corporation. The contracts stipulate purchase commitments of volumes, fixed prices and predetermined dates by common agreement.

       (D)    PROPERTY, PLANT AND EQUIPMENT -

              Property, plant and equipment are stated at cost. Depreciation and amortization on plant and equipment are calculated on the straight-line method, based on the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred.

       (E)    INCOME TAXES -

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


       (F)    TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE FLUCTUATIONS -

              The joint venture maintains its official accounting records and prepares its financial statements for statutory purposes in Mexican pesos using generally accepted accounting principles in Mexico (Mexican GAAP). The accompanying financial statements have been prepared in thousands of US dollars ($), in conformity with accounting principles generally accepted in the United States of America (US GAAP), which differ from Mexican GAAP.

              Inventories, property, plant and equipment and stockholders' equity are remeasured at the historical exchange rate. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenues and expenses are translated at the average exchange rates in effect during the reporting period.

       (G)    SENIORITY PREMIUMS -

              Substantially all employees in Mexico are entitled to seniority premium rights payable. Accumulated seniority premium rights have been recognized in the financial statements on the basis of the present value of the future benefits based on actuarial estimations. The amortization of unrecognized prior service cost is based on the employees' estimated active service lives, 15.87 years at December 31, 2001 (note 10).

              Compensation for labor termination is recognized as an expense in the year in which the termination plan is made.

       (H)    USE OF ESTIMATES -

              Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates.

       (I) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF -

              The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


       (J)    REVENUE RECOGNITION AND BUSINESS CONCENTRATIONS -

              The Company recognizes revenues from sales when products are shipped and the customer takes ownership and assumes the risk of loss. The Company provides for sales commissions, and discounts at the time the related revenue is recognized. These provisions are deducted from sales.

              As of December 31, 2001, the Company has a contract with the shareholders, which stipulates that all sales will be made to Cone Mills Corporation, which has a direct contract with clients in foreign markets to sell these products. The Company makes direct billing to some of the clients of Cone Mills Corporation.
              Nevertheless, Cone Mills Corporation maintains the rights and obligations with the clients, assuming the risk of loss in the event that the client defaults on its obligations.

       (K)    COMMITMENTS AND CONTINGENCIES -

              Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries from third parties, which are probable of realization, are separately recorded, and are not offset against the related environmental liability.

       (L)    RECENTLY ISSUED ACCOUNTING STANDARDS -

              In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003.

              In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement
              requires  that  long-lived   assets  be  reviewed  for  impairment
              whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)

              If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

      (M)     RECLASSIFICATIONS -

              Some 2000 financial statements amounts were reclassified to conform their presentation to 2001 amounts.

(2)   FOREIGN CURRENCY EXPOSURE -

      Net assets denominated in thousands of Mexican pesos as of December 31, 2001 and 2000, were $109,077 and $65,783, respectively. The exchange rate of the Mexican peso to the US dollar at December 31, 2001 and 2000, was
      0.1093 and 0.1050 pesos, respectively. The exchange rate at February 15, 2002, date of the auditor's report is 0.1103 pesos per U.S. dollar.

(3)   RELATED PARTIES -

      As mentioned in note 1, the joint venture transacts significant volumes of business with related entities and is economically dependent on these entities.

      The joint venture sells products to affiliated companies through common ownership. Prices of goods sold to affiliated companies and services provided by the joint venture partners are determined by management of the joint venture and its affiliates based on market prices. Changes in such prices, rates, or methods may significantly affect the results of operations of the joint venture and their comparability from year to year.

      Since July 31, 2001, the Company stopped commercializing its products to the national market through its related party, Distribuidora CMUSA, it currently commercializes its products directly to its clients.

      The transactions carried out for the years ended December 31, 2001 and 2000, with related parties are, as follows:


                                                           2001          2000
                                                           ----          ----
           Sales                                        $  58,469        71,097
           Fixed assets purchases                           3,222           -
           Management services                              2,000         2,000
           Operation expenses                                 157           172
                                                        =========     =========

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


      At December 31, 2001 and 2000, the accounts receivable with related parties are as follows:

                                                          2001          2000
                                                          ----          ----

           Cone Mills Corporation                       $   8,589        10,335
           Fabrica la Estrella, S.A. de C.V.                  346            26
           Cone Mills (Mexico), S.A. de C.V.                   16             9
           Cone Tamaulipas, S. de R.L. de C.V.                  9             8
                                                        ---------     ---------
                                                        $   8,960        10,378
                                                        =========     =========

(4)   INVENTORIES -

      At December 31, 2001 and 2000, inventories are summarized as follows:

                                                          2001           2000
                                                          ----           ----
           Finished goods                               $   4,871         3,067
           Raw material                                     1,929         2,340
           Work in process                                  1,804         1,297
           Spare parts                                      1,696         1,707
           Advances for cotton purchases                      136           370
           Other                                               48           136
                                                        ---------     ---------

                                                        $  10,484         8,917
                                                        =========     =========

      As of December 31, 2001, Cone Mills Corporation had open future inventory commitments on the behalf of the joint venture totaling $ 15,802.

(5)   PROPERTY, PLANT AND EQUIPMENT -

      At December 31, 2001 and 2000, the investment in property, plant and equipment consist of the following:

                                                                                     USEFUL
                                                          2001          2000         LIVES
                                                          ----          ----         -----
           Land                                         $   2,263         2,228        -
           Machinery and equipment                         76,108        75,721      10-15
           Buildings                                       35,139        35,139         39
           Furniture and fixtures                           8,471         4,852       3-10
                                                        ---------      --------
                                                          121,981       117,940

               Less accumulated depreciation               42,389        35,401
                                                        ---------      --------
                                                        $  79,592        82,539
                                                        =========      ========

      Depreciation expense amounted to $ 7,130 and $ 7,027 in 2001, and 2000, respectively.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


(6)   LONG-TERM DEBT-

      Long-term debt at December 31, 2001 and 2000 consists of the following:


                                                          2001          2000
                                                          ----          ----

      Secured loan contract and line of credit in dollars
        payable with maturity in August 2003, bearing
        variable interest equivalent to Libor plus a
        differential of 2.5 to 6.0 percentage  points
        payable in semiannual,four-monthly and
        quarterly installments. The loan and line of
        credit are secured by a first and second
        mortgage  on the plant.                         $  27,930        20,050

             Less current installments                      5,510         5,968
                                                        ---------     ---------

             Long-term debt, excluding current
               installments                             $  22,420        14,082
                                                        =========     =========

      The weighted average interest rate was 6.21% and 10.26% for the years ended December 31, 2001 and 2000, respectively.

      Based on contract terms the long term debt installments in each one of the years following 2001 are as follows:

                              2002                      $   5,510
                              2003                         22,420
                                                        ---------
                                                        $  27,930
                                                        =========

      Bank loans contain certain restrictive covenants, the most important of which refer to limitations on dividend payments, compliance with certain financial ratios, comprehensive insurance on pledged assets, commitments not to sell, pledge or dispose of the assets, as well as with respect to acquiring direct or contingent liabilities or any other contractual debts. The Company was in compliance with all covenants at December 31, 2001.

(7)   INCOME TAXES-

      In accordance with present tax legislation in Mexico, corporations must pay either Income Tax or Business Assets Tax depending on which amount is greater for their operations in Mexico. Both taxes recognized the effects of inflation. Employees' Statutory Profit Sharing is calculated on a similar basis as Income Tax but without the recognition of the effects of inflation. The inflation rates in Mexico for 2001, 2000 and 1999 were 4.4%, 8.6% and 15% respectively. The Company determines its tax results individually.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


      Income tax expense attributable to income from continuing operations for the year ended December 31, 2001, differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following:

                                                                        2001
                                                                        ----

           Computed "expected" tax benefit                            $     (28)
           Increase (reduction) in income tax resulting from:
             Effects of tax inflation, net                                 (781)
             Difference between book and tax depreciation
               for US GAAP conversion                                      (854)
             Change in the beginning-of-the-year balance
                of the valuation allowance for deferred tax assets        1,177
             Non deductible expenses                                         23
             Other, net                                                    (476)
                                                                      ----------
                Income tax benefit                                    $    (939)
                                                                      ==========

      Beginning in 2003, the 35% tax rate will gradually be reduced by 1% annually until it is 32% in 2005.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

                                                          2001          2000
                                                          ----          ----
           Deferred tax assets:
             Assets tax                                 $   2,082           690
             Net operating loss and assets tax
               carryforwards                                5,009         2,240
             Accrued expenses                                 465           229
                                                        ----------    ----------

                Total gross deferred tax assets             7,556         3,159

           Less valuation allowance                        (1,177)          -
                                                        ----------    ----------

                Net deferred tax assets                 $   6,379         3,159
                                                        =========     ==========

           Deferred tax liabilities:
             Inventories                                $  (3,623)       (2,945)
             Property, plant and equipment                 (3,272)       (3,078)
             Prepaid expenses                                 (17)          -
                                                        ----------    ----------

                Total gross deferred liabilities           (6,912)       (6,023)
                                                        ----------    ----------

                Net deferred tax liabilities            $    (533)       (2,864)
                                                        ==========    ==========

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


      The deferred rollforward for the net deferred income tax liability for the year ended December 31, 2001 is presented below:

                                                          2001
                                                          ----

           Initial balance of deferred income tax       $  (2,864)
           Deferred income tax benefit                        939
           Change in refundable tax on assets               1,392
                                                        ----------

                Ending balance                          $    (533)
                                                        ==========

      The deferred expense (benefit) related to profit sharing tax has been recorded in operating expenses. The deferred expenses (benefit) for the years ended December 31, 2001, 2000 and 1999 was $188, $(10) and $(607),
      respectively.

      Total deferred profit sharing assets, and liabilities at December 31, 2001 and 2000 are presented below:

                                                          2001          2000
                                                          ----          ----
      Deferred profit sharing liabilities:
        Inventories                                     $   1,035           840
        Property, plant and equipment                         935           879
                                                        ----------    ----------
                Total deferred tax liabilities              1,970         1,719

      Deferred profit sharing assets:
        Accrued liabilities                                   128            65
                                                        ----------    ----------
                 Total deferred tax assets                    128            65
                                                        ----------    ----------
                 Net deferred tax liability             $   1,842         1,654
                                                        ==========    ==========

      The valuation allowance for deferred tax assets as of December 31, 2001 was $1,177. The net change in the total valuation allowance for the years ended December 31, 2001 was an increase of $1,177. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

      Based upon the level of historical taxable income and projections for future taxable income over the periods, in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2001. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


      The Business Assets Tax Law establishes a 1.8% tax levy on assets, indexed for inflation in the case of inventory, property, plant and equipment after deducting certain liabilities. Business Assets Tax levied in excess of Income Tax for a year may be recovered, indexed for inflation, in any of the succeeding ten years, provided that the Income Tax levied exceeds Business Assets Tax levied in such period.

      At December 31, 2001, the Company has net operating loss carryforwards for federal income tax purposes of $14,311, which are available to offset future federal taxable income, if any, through 2011. In addition, the Company has tax carryforwards from business assets tax of approximately $6,026 which are available to reduce future Federal regular income taxes, if any, through 2011.

      At December 31, 2001, tax loss carryforwards and recoverable Tax Asset expire as follows:

                                                      RESTATED THROUGH
                                                      DECEMBER 31, 2001
                                             -----------------------------------
                                                TAX LOSS             RECOVERABLE
              EXPIRING IN                    CARRYFORWARDS            TAX ASSET
              -----------                    -------------           -----------
                 2005                        $      5,837                   -
                 2008                               2,793                    35
                 2009                                 -                     367
                 2010                                 -                   2,610
                 2011                               5,681                 3,014
                                             ------------           -----------
                                             $     14,311                 6,026
                                             ============           ===========

(8)   STOCKHOLDERS' EQUITY -

      (A)  STRUCTURE OF CAPITAL STOCK -

           Shares of common stock are integrated by 168,915,783 shares Serie "A" may be subscribed, acquired or owned by Mexican investors, and 168,915,783 shares Serie "B" may be subscribed, acquired or owned both Mexican and foreign investors. Each share has a par value of one Mexican peso.

      (B)  RESTRICTIONS ON STOCKHOLDERS' EQUITY -

           Net earnings for any year are subject to an appropriation of 5% to a legal reserve, until such reserve equals one fifth of capital stock.

           Retained earnings on which no income tax has been paid, amounting to $40,539 will be subject to income taxes in accordance with the Mexican Income Tax Law, payable by the Company; consequently, the stockholders may only receive the difference of such amounts.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


           Stockholders' contributions restated as provided for by the tax law aggregate may be refunded to the stockholders' tax-free to the extent that the tax bases of such contributions equal or exceed stockholders' equity.

(9)   SENIORITY PREMIUMS -

      The following tables set forth information related to the Company's seniority premium obligation at December 31, 2001 and 2000:

                                                          2001          2000
                                                          ----          ----
      COMPONENT OF NET PERIODIC BENEFIT COST
         Service cost                                   $      17            16
         Interest cost                                          4             3
         Amortization of transition (asset) liability           2             2
                                                        ---------     ---------
         Net periodic benefit cost                      $      23            21
                                                        =========     =========



      WEIGHTED-AVERAGE ASSUMPTIONS


      Discount rate                                           4.5%         4.5%
                                                          ========     ========

      Rate of compensation increase                           1.5%         1.5%
                                                          ========     ========

      The following table represents the reconciliation of the present value labor obligations unfunded:

                                                          2001          2000
                                                          ----          ----

      Actuarial present value of benefit obligations    $      76            67
      Excess of projected benefit obligations over
        present value of benefit obligations                    8             4
                                                        ---------     ---------
          Projected benefit obligation                         84            71

      Unrecognized net transition asset                        13            15
      Changes is assumptions and experience adjustments         5             7
                                                        ---------     ---------
          Net liability recognized in the balance sheet $      66            49
                                                        =========     =========

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                      (All US Dollars amounts in thousands)


(10)  COMMITMENT AND CONTINGENCIES -

      At December 31, 2001, the Company had the following commitment and contingencies:

      a) The Company has a non-cancelable operating lease, for equipment used in its operation that have a duration of 6 years. Total rent expense associated with this lease for the years ended December 31, 2001 and 2000, was $199 and $199, respectively.

            Future minimum lease payments under a non-cancelable operating lease as of December 31, 2001 are:

                                                                OPERATING
                YEAR ENDING DECEMBER 31                           LEASE
               ------------------------                         ---------
                        2002                                    $   199
                        2003                                        199
                        2004                                        199
                        2005                                        199
                                                                ---------
                        Total minimum lease payments            $   796
                                                                =========

            The lease is for an initial six-year term expiring in 2005 with an annual renewal thereafter. It has been classified as an operating lease and is included in the data presented above.

      b) The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

      c) In accordance with the tax law in force, tax authorities have the right to review up to the five tax periods prior to the last income tax return filed.

      d) According to the Income Tax Law, companies carrying out transactions with related parties, whether domestic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm's-length transactions.

            Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the omitted taxes.

      e) There is a contingency with respect to personnel termination costs mentioned in note 1 (g).